Exhibit 99.4

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(thousands of Canadian dollars)	September 30, 2008	December 31, 2007

Assets
Current assets
Accounts receivable and other	$293,170	$215,803
Fair value of risk management contracts [Note 14]	6,723	16,442
Prepaid expenses and deposits	12,910	15,144
Inventories [Note 4]	111,811	58,934

	424,614	306,323

Property, plant and equipment [Note 5]	4,273,078	4,197,507
Intangible assets [Note 6]	94,998	95,075
Goodwill	866,537	852,778

	$5,659,227	$5,451,683

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$308,831	$270,243
Cash distribution payable	46,352	44,487
Current portion of convertible debentures [Note 8]	2,505	24,273
Fair value deficiency of risk management contracts [Note 14]	163,123	131,020

	520,811	470,023

Bank loan	1,199,773	1,279,501
7 7/8% Senior notes	260,120	241,148
Convertible debentures [Note 8]	822,266	627,495
Fair value deficiency of risk management contracts [Note 14]	-	35,095
Asset retirement obligation [Note 7]	224,019	213,529
Employee future benefits [Note 13]	12,102	12,168
Deferred credit	550	710
Future income tax	127,938	86,640

Unitholders’ equity
Unitholders’ capital [Note 9]	3,866,050	3,736,080
Equity component of convertible debentures	84,100	39,537
Contributed surplus [Note 10]	6,433	-
Accumulated income	380,244	246,865
Accumulated distributions	(1,751,027)	(1,340,349)
Accumulated other comprehensive loss	(94,152)	(196,759)

	2,491,648	2,485,374

	$5,659,227	$5,451,683

Commitments, contingencies and guarantees [Note 16]
Subsequent events [Note 17]
See accompanying notes to these consolidated financial statements.

Approved by the Board of Directors:

((signed))
William D. Robertson Director

((signed))
Hector J. McFadyen Director

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(thousands of Canadian dollars, except per Trust Unit amounts)

	Three Months Ended Sept 30, 2008	Three Months Ended Sept 30, 2007	Nine Months Ended Sept 30, 2008	Nine Months Ended Sept 30, 2007

Revenue
Petroleum, natural gas, and refined product sales	$1,670,463	$1,088,320	$4,809,107	$3,350,479
Royalty expense	(73,268)	(56,806)	(212,482)	(160,003)

	1,597,195	1,031,514	4,596,625	3,190,476

Expenses
Purchased products for processing and resale	1,099,963	747,010	3,220,513	2,087,948
Operating	131,640	133,926	401,593	372,837
Transportation and marketing	12,415	14,085	36,790	36,674
General and administrative [Note 12]	2,493	4,681	28,280	31,548
Realized net losses on risk management contracts	94,498	1,793	225,216	8,916
Unrealized net losses (gains) on risk management contracts	(359,654)	21,935	6,331	25,042
Interest and other financing charges on short term debt	32	606	233	4,986
Interest and other financing charges on long term debt	38,063	35,764	109,113	115,840
Depletion, depreciation, amortization and accretion	124,795	130,396	379,834	393,819
Foreign exchange loss (gain)	7,662	(16,102)	22,372	(98,460)
Large corporations tax and other tax	(25)	(39)	471	85
Future income tax (recovery) expense	149,525	(54,352)	32,500	123,332

	1,301,407	1,019,703	4,463,246	3,102,567

Net income for the period	295,788	11,811	133,379	87,909

Cumulative Translation Adjustment	56,628	(86,033)	102,607	(230,664)

Comprehensive income (loss) for the period	$352,416	$(74,222)	$235,986	$(142,755)

Net income (loss) per Trust Unit, basic [Note 9]	$1.93	$0.08	$0.88	$0.65
Net income (loss) per Trust Unit, diluted [Note 9]	$1.73	$0.08	$0.88	$0.65

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ EQUITY (UNAUDITED)

(thousands of Canadian dollars)	Unitholders’ Capital	Equity Component of Convertible Debentures	Contributed Surplus	Accumulated Income	Accumulated Distributions	Accumulated Other Comprehensive (Loss) Income

At December 31, 2006	$3,046,876	$36,070	$-	$271,155	$(730,069)	$46,873
Adjustment arising from change in accounting policies	(49)	-	-	1,386	-	-
Issued for cash
February 1, 2007	143,834	-	-	-	-	-
June 1, 2007	230,029
Equity component of convertible debenture issuances
7.25% Debentures Due 2014	-	13,100	-	-	-	-
Convertible debenture conversions
9% Debentures Due 2009	220	-	-	-	-	-
8% Debentures Due 2009	456	(3)	-	-	-	-
6.5% Debentures Due 2010	882	(55)	-	-	-	-
10.5% Debentures Due 2008	2,999	(627)	-	-	-	-
6.40% Debentures Due 2012	122	(10)	-	-	-	-
7.25% Debentures Due 2013	244	(8)	-	-	-	-
7.25% Debentures Due 2014	157,139	(8,929)	-	-	-	-
Exercise of unit appreciation rights and other	400	-	-	-	-	-
Issue costs	(26,258)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(230,664)
Net income	-	-	-	87,909	-	-
Distributions and distribution reinvestment plan	135,414	-	-	-	(465,598)	-

At September 30, 2007	$3,692,308	$39,538	$-	$360,450	$(1,195,667)	$(183,791)

At December 31, 2007	$3,736,080	$39,537	$-	$246,865	$(1,340,349)	$(196,759)
Equity component of convertible debenture issuances
7.5% Debentures Due 2015	-	51,000	-	-	-	-
Convertible debenture conversions
9% Debentures Due 2009	32	-	-	-	-	-
8% Debentures Due 2009	141	(1)	-	-	-	-
10.5% Debentures Due 2008	13	(3)	-	-	-	-
Redemption of convertible debentures
10.5% Debentures Due 2008 [Note 8]	24,249	(6,433)	6,433	-	-	-
Exercise of unit appreciation rights and other	1,350	-	-	-	-	-
Issue costs	(2,330)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	102,607
Net income	-	-	-	133,379	-	-
Distributions and distribution reinvestment plan	106,515	-	-	-	(410,678)	-

At September 30, 2008	$3,866,050	$84,100	$6,433	$380,244	$(1,751,027)	$(94,152)

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(thousands of Canadian dollars)

	Three Months Ended Sept 30, 2008	Three Months Ended Sept 30, 2007	Nine Months Ended Sept 30, 2008	Nine Months Ended Sept 30, 2007

Cash provided by (used in)
Operating Activities
Net income for the period	$295,788	$11,811	$133,379	$87,909
Items not requiring cash
Depletion, depreciation, amortization and accretion	124,795	130,396	379,834	393,819
Unrealized foreign exchange loss (gain)	1,528	29,463	15,072	(49,559)
Non-cash interest expense and amortization of finance charges	4,000	2,457	10,040	9,590
Unrealized loss (gain) on risk management contracts [Note 14]	(359,654)	21,935	6,331	25,042
Future income tax expense (recovery)	149,525	(54,352)	32,500	123,332
Unit based compensation expense (recovery)	(6,653)	(4,415)	714	4,462
Employee benefit obligation	(404)	(1,108)	(67)	(12)
Other non-cash items	3	21	(33)	27
Settlement of asset retirement obligations [Note 7]	(3,006)	(2,902)	(6,761)	(7,290)
Change in non-cash working capital	(72,429)	57,743	(98,862)	(34,005)

	133,493	191,049	472,147	553,315

Financing Activities
Issue of Trust Units, net of issue costs	(150)	(553)	(2,329)	354,004
Issue of convertible debentures, net of issue costs	-	-	241,600	220,489
Bank borrowings (repayments), net	165,348	126,015	(78,868)	(366,355)
Financing costs	-	-	-	(273)
Cash distributions	(102,825)	(117,485)	(302,299)	(320,933)
Change in non-cash working capital	5,930	(2,050)	9,601	9,413

	68,303	5,927	(132,295)	(103,655)

Investing Activities
Additions to property, plant and equipment	(86,297)	(85,791)	(220,182)	(297,253)
Business acquisitions	(36,756)	(140,518)	(36,756)	(170,782)
Property acquisitions (dispositions), net	(95,374)	1,140	(90,825)	22,252
Change in non-cash working capital	17,280	15,096	9,295	(14,382)

	(201,147)	(210,073)	(338,468)	(460,165)

Change in cash and cash equivalents	$649	$(13,097)	$1,384	$(10,505)

Effect of exchange rate changes on cash	(649)	(350)	(1,384)	499

Cash and cash equivalents, beginning of period	-	13,447	-	10,006

Cash and cash equivalents, end of period	$-	$-	$-	$-

Interest paid	$32,784	$39,560	$76,282	$90,421
Large corporation tax and other tax paid	$(10)	$(79)	$561	$45

See accompanying notes to these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2008
(tabular amounts in thousands of Canadian dollars, except Trust Unit, and per Trust Unit amounts)

1.	Significant Accounting Policies

These interim consolidated financial statements of Harvest Energy Trust (the “Trust” or “Harvest”) have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. These interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of Harvest for the year ended December 31, 2007 which should be read in conjunction with that report.

These consolidated financial statements include the accounts of the Trust, its wholly owned subsidiaries and its proportionate interest in a partnership with a third party.

2.	Change in Accounting Policy

Effective January 1, 2008, Harvest adopted the following new Canadian Institute of Chartered Accountants (“CICA”) accounting standards:

“Financial Instruments – Disclosure”, section 3862 and “Financial Instruments – Presentation”, section 3863. These new standards require increased disclosure on financial instruments, particularly with regard to the nature and extent of risks arising from financial instruments and how the entity manages those risks.

“Capital Disclosures”, section 1535 requires the disclosure of information about an entity’s objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with any externally imposed capital requirements; and if it has not complied, the consequences of such non-compliance.

“Inventories”, section 3031, which replaces the existing inventories standard. This new standard provides additional guidance with respect to the measurement and disclosure requirements for inventories, requiring inventories to be valued at the lower of cost and net realizable value. The adoption of this section did not have a material impact on our financial statements.

3.	Acquisitions

(a) Private petroleum and natural gas corporation

On July 24, 2008, Harvest acquired all of the issued and outstanding shares of a private petroleum and natural gas corporation for $36.8 million net of working capital adjustments and transaction costs. The results of operations of this acquisition have been included in the consolidated financial statements since its acquisition date.

(b) Petroleum and natural gas assets

On September 8, 2008, Harvest acquired certain petroleum and natural gas assets in exchange for $130.8 million in cash plus our interest in two non-operated properties. The results of operations of these assets for total consideration of $136.3 million have been included in the consolidated financial statements since the acquisition date.

4.	Inventories

	September 30, 2008	December 31, 2007

Petroleum products	$107,305	$55,036
Parts and supplies	4,506	3,898

Total inventories	$111,811	$58,934

5.	Property, Plant and Equipment

	September 30, 2008			December 31, 2007

	Upstream	Downstream	Total	Upstream	Downstream	Total

Cost	$4,573,654	$1,282,947	$5,856,601	$4,247,819	$1,164,310	$5,412,129
Accumulated depletion and depreciation	(1,457,849)	(125,674)	(1,583,523)	(1,142,345)	(72,277)	(1,214,622)

Net book value	$3,115,805	$1,157,273	$4,273,078	$3,105,474	$1,092,033	$4,197,507

General and administrative costs of $1.4 million have been capitalized during the three month period ended September 30, 2008 (three months ended September 30, 2007 – $1.8 million), which included a recovery of $1.3 million (three months ended September 30, 2007 – recovery of $1.0 million) related to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan. For the nine month period ended September 30, 2008, $7.9 million (nine months ended September 30, 2007 – $8.4 million) of general and administrative costs have been capitalized, of which $0.3 million (nine months ended September 30, 2007 – $1.3 million) relate to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan.

6.	Intangible Assets

	September 30, 2008			December 31, 2007

	Cost	Accumulated Amortization	Net book value	Cost	Accumulated Amortization	Net book value

Engineering drawings	$94,714	$(9,274)	$85,440	$88,227	$(5,330)	$82,897
Marketing contracts	6,587	(1,920)	4,667	6,136	(1,099)	5,037
Customer lists	3,988	(781)	3,207	3,714	(449)	3,265
Fair value of office lease	931	(596)	335	931	(428)	503
Financing costs	7,300	(5,951)	1,349	12,113	(8,740)	3,373

Total	$113,520	$(18,522)	$94,998	$111,121	$(16,046)	$95,075

7.	Asset Retirement Obligation

Harvest’s asset retirement obligations result from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. Harvest estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $1,029 million which will be incurred between 2008 and 2058. The majority of the costs will be incurred between 2015 and 2040. A credit-adjusted risk-free discount rate of 8% - 10% and inflation rate of approximately 2% were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	September 30, 2008	December 31, 2007

Balance, beginning of period	$213,529	$202,480
Incurred on acquisition of a private corporation	1,900	1,629
Incurred on acquisition of Grand	-	4,416
Liabilities incurred	2,689	9,553
Revision of estimates	(1,230)	(6,088)
Liabilities settled through disposition	-	(3,708)
Liabilities settled	(6,761)	(13,090)
Accretion expense	13,892	18,337

Balance, end of period	$224,019	$213,529

Harvest has undiscounted asset retirement obligations of approximately $14.7 million relating to the refining and marketing assets. The fair value of this obligation cannot be reasonably determined because the assets currently have an indeterminate life.

8.	Convertible Debentures

At September 30, 2008, Harvest had seven series of Convertible Unsecured Subordinated Debentures outstanding the details of which have been outlined in Harvest’s Consolidated Financial Statements for the year ended December 31, 2007. The following table summarizes the face value, carrying amount and fair value of the Convertible Debentures:

	September 30, 2008			December 31, 2007

	Face Value	Carrying Amount(1)	Fair Value	Face Value	Carrying Amount(1)	Fair Value

9% Debentures Due 2009	$944	$937	$1,269	$976	$962	$1,806
8% Debentures Due 2009	1,588	1,568	1,733	1,728	1,692	2,022
6.5% Debentures Due 2010	37,062	35,196	35,950	37,062	34,653	35,950
10.5% Debentures Due 2008	-	-	-	24,258	24,273	24,258
6.40% Debentures Due 2012	174,626	169,163	127,756	174,626	168,325	148,432
7.25% Debentures Due 2013	379,256	357,653	290,131	379,256	355,145	344,895
7.25% Debentures Due 2014	73,222	67,333	58,578	73,222	66,718	65,892
7.5% Debentures Due 2015	250,000	192,921	196,250	-	-	-

	$916,698	$824,771	$711,667	$691,128	$651,768	$623,255

(1) Excluding the equity component.

On January 31, 2008, the 10.5% Debenture Due 2008 matured and Harvest elected to settle the obligation with the issuance of 1,166,593 Trust Units rather than settling the obligation in cash.

On April 25, 2008, Harvest issued $250 million principle amount of 7.5% Convertible Debentures for total net proceeds from the issue of $239.5 million. These debentures mature on May 31, 2015 and have a conversion price of $27.40.

9.	Unitholders’ Capital

	(a)	Authorized

The authorized capital consists of an unlimited number of Trust Units.

	(b)	Number of Units Issued

	Nine months ended September 30,
	2008	2007

Outstanding, beginning of period	148,291,170	122,096,172
Issued for cash
February 1, 2007	-	6,146,750
June 1, 2007	-	7,302,500
Convertible debenture conversions
9% Debentures Due 2009	2,310	15,881
8% Debentures Due 2009	8,710	28,307
6.5% Debentures Due 2008	-	27,967
10.5% Debentures Due 2008	344	81,478
6.40% Debentures Due 2012	-	2,542
7.25% Debentures Due 2013	-	7,574
7.25% Debentures Due 2014	-	5,753,310
Redemption of convertible debentures
10.5% Debentures Due 2008	1,166,593	-
Distribution reinvestment plan issuance	4,976,758	4,969,051
Exercise of unit appreciation rights and other	61,791	10,801

Outstanding, end of period	154,507,676	146,442,333

(c)	Per Trust Unit Information

The following tables summarize the net income and Trust Units used in calculating income per Trust Unit:

Net income	Three months ended Sept 30, 2008	Three months ended Sept 30, 2007	Nine months ended Sept 30, 2008	Nine months ended Sept 30, 2007

Net income, basic	$295,788	11,811	$133,379	87,909
Interest on convertible debentures	19,322	-	-	-

Net income, diluted(1)	$315,110	$11,811	$133,379	$87,909

Weighted average Trust Units

Weighted average Trust- Units outstanding, basic	153,605,340	145,290,946	151,826,541	135,431,845
Effect of convertible debentures	28,748,036	-	-	-
Effect of Employee Unit Incentive Plans	-	1,106,567	267,719	857,094

Weighted average Trust Units outstanding, diluted(2)	182,353,376	146,397,513	152,094,260	136,288,939

(1)

Net income, diluted excludes the impact of the conversions of certain of the convertible debentures for the three and nine month periods ended September 30, 2008 of nil and $50,132,000 respectively (three and nine months ended September 30, 2007 - $13,799,000 and $45,487,000), as the impact would be anti-dilutive.

(2)

Weighted average Trust Units outstanding, diluted for the three and nine month periods ended September 30, 2008 does not include the unit impact of nil and 25,056,361 respectively for certain of the convertible debentures (three and nine months ended September 30, 2007 – 20,743,678 and 23,701,488) and 302,269 and nil respectively, for the Unit Appreciation Rights, as the impact would be anti-dilutive.

10.	Contributed Surplus

Contributed surplus of $6.4 million has been recorded during the nine month period ended September 30, 2008 due to the maturity of the 10.5% Debentures Due 2008 and the resulting expiration of the conversion option which was previously recorded in equity component of convertible debentures.

11.	Capital Structure

Harvest’s primary objective in its management of capital resources is to ensure sufficient financial flexibility to access capital to fund its financial obligations as well as to fund future growth. Harvest considers its capital structure to comprise its credit facilities, 7 7/8% Senior Notes, convertible debentures and unitholders’ equity.

Harvest monitors its capital structure using the following non-GAAP financial ratios: bank debt to Twelve Month Trailing Earnings Before Interest, Taxes, Depreciation and Amortization and non-cash amounts (“EBITDA”), secured debt to net present value of our proved petroleum and natural gas reverses discounted at 10% and total debt to total debt plus unitholders’ equity. Total debt includes borrowings under credit facilities plus our 7 7/8% Senior Notes and principal amount of convertible debentures and unitholders’ equity is adjusted to remove the equity component of convertible debentures.

Harvest’s capital management strategy with regards to our bank debt is to maintain a bank debt to EBITDA ratio between 1.0 and 2.5 times. This ratio is calculated as follows:

	September 30, 2008	December 31, 2007

Cash provided by operating activities	$560,145	$641,313
Settlement of asset retirement obligations	12,561	13,090
Change in non-cash working capital	82,241	17,384
Interest paid	133,813	145,740
Large Corporations Tax and other taxes paid	(588)	(974)

Total EBITDA	$788,172	$816,553
Bank debt	$1,199,773	$1,279,501

Bank debt to EBITDA	1.52	1.57

With respect to its senior debt, Harvest’s strategy is to target a ratio of secured debt to 65% of the net present value of its proved petroleum and natural gas reserves discounted at 10% (as determined on an annual basis) of less than 0.9 times. This is calculated as follows:

	September 30, 2008	December 31, 2007

Secured debt (borrowings under Credit Facilities)	$1,199,773	$1,279,501

Proved petroleum and natural gas reserves (January 1, 2008 Net Present Value discounted at 10%)	$2,865,200	$2,865,200
65% of Proved petroleum and natural gas reserves	$1,862,380	$1,862,380

Secured debt to 65% of proved petroleum and natural gas reserves	0.64	0.69

Harvest targets its total debt to total debt plus unitholders’ equity to be a ratio between 0.25 and 0.55 times calculated as follows:

	September 30, 2008	December 31, 2007

Bank debt	$1,199,773	$1,279,501
7 7/8% Senior Notes	260,120	241,148
Principal amount of convertible debentures	916,698	691,128

Total Debt	2,376,591	2,211,777
Unitholders’ equity (less equity component of convertible debentures)	2,407,548	2,445,837

Total debt plus unitholders’ equity	$4,784,139	$4,657,614

Total debt to total debt plus unitholders’ equity	0.50	0.47

Harvest’s capital structure is limited by a covenant in its Convertible Debenture Indenture which currently restricts the issuance of additional convertible debentures to approximately $68 million. In addition, although Harvest’s Trust Unit Indenture provides for the issuance of an unlimited number of Trust Units, the “normal growth guidelines” contained in Bill C-52 issued by the Government of Canada limits the future issuance of convertible debentures and Trust Units at September 30, 2008 to approximately $2.1 billion with any unused normal growth available for use prior to 2011. Included in this amount is approximately $590 million that the Trust may issue to replace debt held on October 31, 2006.

Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting its objectives as outlined above. Accordingly, Harvest may adjust its capital spending programs, adjust the amount of distributions paid to Unitholders, issue new Trust Units, convertible debentures or senior notes or repay existing debt. Harvest’s capital management targets have remained unchanged during the nine month period ended September 30, 2008.

12.	Employee Unit Incentive Plans

Trust Unit Rights Incentive Plan

As at September 30, 2008, a total of 5,040,686 (3,823,683 – December 31, 2007) Unit Appreciation Rights were outstanding under the Trust Unit Rights Incentive Plan at an average exercise price of $23.10 ($25.74 – December 31, 2007).

The following summarizes the Trust Units reserved for issuance under the Trust Unit Rights Incentive Plan:

	Three months ended September 30, 2008		Year ended December 31, 2007

	Unit Appreciation Rights	Weighted Average Exercise Price	Unit Appreciation Rights	Weighted Average Exercise Price

Outstanding beginning of period	3,823,683	$30.74	3,788,125	$30.81
Granted	2,038,872	23.45	576,383	29.03
Exercised	(68,675)	25.67	(92,775)	21.88
Forfeited	(753,194)	29.09	(448,050)	31.10

Outstanding before exercise price reductions	5,040,686	28.11	3,823,683	30.74
Exercise price reductions	-	(5.01)	-	(5.00)

Outstanding, end of period	5,040,686	23.10	3,823,683	$25.74

Exercisable before exercise price reductions	139,775	$23.26	138,350	$22.72
Exercise price reductions	-	(14.50)	-	(9.38)

Exercisable, end of period	139,775	$8.76	138,350	$13.34

The following table summarizes information about Unit appreciation rights outstanding at September 30, 2008.

		Outstanding			Exercisable

Exercise Price before price reductions	Exercise Price net of price reductions	At Sept 30, 2008	Weighted Average Exercise Price net of price reductions(1)	Remaining Contractual Life(1)	At Sept 30, 2008	Weighted Average Exercise Price net of price reductions(1)

$13.15-$18.90	$0.01-$18.63	45,600	$10.46	2.7	23,750	$2.95
$19.29-$25.37	$5.77-$24.38	1,957,028	21.43	4.3	108,425	13.56
$26.09-$31.96	$16.13-$26.45	1,594,258	20.89	3.3	7,600	19.10
$32.01-$37.56	$20.03-$29.69	1,443,800	28.20	2.6	-	-

$13.15-$37.56	$0.01-$29.69	5,040,686	$23.10	3.5	139,775	$8.76

(1) Based on weighted average Unit appreciation rights outstanding.

Unit Award Incentive Plan(“Unit Award Plan”)

At September 30, 2008, 380,846 Units were outstanding under the Unit Award Incentive Plan.

The following table summarizes the Trust Units reserved for issuance under the Unit Award Incentive Plan.

Number	Nine months ended September 30, 2008	Year ended December 31, 2007

Outstanding, beginning of period	348,248	306,699
Granted	117,942	56,132
Adjusted for distributions	47,508	48,280
Exercised	(106,179)	(37,072)
Forfeitures	(26,673)	(25,791)

Outstanding, end of period	380,846	348,248

Exercisable, end of period	182,092	168,401

Harvest has recognized compensation expense (recovery) of $(6.5) million and $1.6 million for the three and nine months ended September 30, 2008 respectively ($4.1 million recovery and $6.4 million expense – three and nine months ended September 30, 2007), including non cash compensation expense (recovery) of $(6.7) million and $0.6 million for the three and nine months ended September 30, 2008 respectively ($4.5 million recovery and $4.2 million expense – three and nine months ended September 30, 2007), related to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan. This is reflected in general and administrative expense in the consolidated statements of income.

13.	Employee Future Benefit Plans

Defined Contribution Pension Plan

Total expense for the defined contribution plan is equal to Harvest’s required contributions and was $0.2 million and $0.5 million for the three and nine month periods ended September 30, 2008, respectively ($0.2 million and $0.5 million – three and nine months ended September 30, 2007)

Defined Benefit Plans

Estimated pension and other benefit payments to plan participants, which reflect expected future service, expected to be paid from 2008 to 2017 are summarized in the commitment table [see Note 16].

The table below shows the components of the net benefit plan expense:

	Three Months ended September 30, 2008		Three Months ended September 30, 2007

	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans

Current service cost	$838	$92	$762	$92
Interest costs	668	87	592	79
Expected return on assets	(698)	-	(667)	-

Net benefit plan expense	$808	$179	$687	$171

	Nine Months ended September 30, 2008		Nine Months ended September 30, 2007

	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans

Current service cost	$2,515	$276	$2,282	$276
Interest costs	2,003	261	1,780	237
Expected return on assets	(2,094)	-	(2,001)	-

Net benefit plan expense	$2,424	$537	$2,061	$513

14.	Financial Instruments and risk management contracts

Financial instruments of Harvest consist of cash, accounts receivable, accounts payable and accrued liabilities, cash distribution payable, bank loan, risk management contracts, convertible debentures and the 7 7/8% Senior Notes. The carrying value and fair value of these financial instruments at September 30, 2008 is disclosed below by financial instrument category, as well as any related gains or losses and interest income or expense for the nine month period ended September 30, 2008:

	Carrying Value		Fair Value	Gains/ (Losses)		Interest Income/ (Expense)		Other Income/ (Expense)

Loans and Receivables
Accounts receivable	$293,170		$293,170	$-		$125	(2)	$-

Liabilities Held for Trading
Net fair value of risk management contracts	156,400		156,400	(231,547	)(3)	-		-

Other Liabilities
Accounts payable	308,831		308,831	-		-		-
Cash distribution payable	46,352		46,352	-		-		-
Bank loan	1,199,773		1,199,773	-		(40,959	)(4)	(2,024	)(4)
7 7/8% Senior Notes	260,120	(1)	235,454	-		(16,231	)(5)	-
Convertible debentures	$824,771		$711,667	$-		$(50,132	)(5)	$-

(1) The face value of the 7 7/8% Senior Notes at September 30, 2008 is $266.1 million (U.S. $250 million).

(2) Included in petroleum, natural gas, and refined product sales in the statement of income and comprehensive income.

(3) Included in risk management contracts - realized and unrealized gains/(losses) in the statement of income and comprehensive income.

(4) Included in interest and other financing charges on short term/long term debt in the statement of income and comprehensive income. The amortization of financing fees related to this liability is included in amortization of deferred finance charges in the statement of cash flows.

(5) Included in interest and other financing charges on short term/long term debt in the statement of income and comprehensive income. The non-cash interest expense relating to the accretion of premiums, discounts or transaction costs that are netted against these liabilities are included in non-cash interest in the statement of cash flows.

The fair values of the convertible debentures and the 7 7/8% Senior Notes are based on quoted market prices as at September 30, 2008. The risk management contracts are recorded on the balance sheet at their fair value, accordingly, there is no difference between fair value and carrying value. The bank loan is recorded at amortized cost, but as there are no transaction costs associated with our bank debt and the financing costs are included in intangible assets, there is no difference between the carrying value and the fair value. Due to the short term nature of accounts receivable, accounts payable and cash distribution payable, their carrying values approximate their fair values.

(a) Risk Exposure

Harvest is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. Harvest is also exposed, to a lesser extent, to credit risk on accounts receivable and counterparties to price risk management contracts and to liquidity risk relating to our debt.

(i.)	Credit Risk

Upstream Accounts Receivable

Accounts receivable in our upstream operations are due from crude oil and natural gas purchasers as well as joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with Harvest. Harvest periodically assesses the financial strength of its crude oil and natural gas purchasers and will adjust its marketing plan to mitigate credit risks. This assessment involves a review of external credit ratings; however, if external ratings are not available, Harvest requests a guarantee from the parent company that does have a credit rating. If this is not possible, Harvest performs an internal credit review based on the purchaser’s past financial performance. The credit risk associated with joint venture partners is mitigated by reviewing the credit history of partners and requiring some partners to provide cash prior to incurring significant capital costs on their behalf. As well, most agreements have a provision that enables us to use the proceeds from the sale of production that would otherwise be taken in kind by the partner to offset against amounts owing from the partner that are in default. Generally, the only instances of impairment are when a purchaser or partner is facing bankruptcy or extreme financial distress.

Risk Management Contract Counterparties

Harvest is also exposed to credit risk from the counterparties to our risk management contracts. This risk is managed by diversifying Harvest’s risk management portfolio among a number of counterparties and limiting those counterparties to lenders in our syndicated credit facilities; we have no history of impairment with these counterparties.

Downstream Accounts Receivable

The Supply and Offtake Agreement entered into in conjunction with the purchase of the refinery exposed Harvest to the credit risk of Vitol Refining S.A. (“Vitol”) as all feedstock purchases and the majority of product sales are made with Vitol under this agreement. Harvest mitigates this risk by requiring that Vitol maintain a minimum B+ credit rating as assessed by Standard and Poors. If the credit rating falls below this line, additional security is required to be supplied to Harvest. This credit risk is also mitigated by the amounts owing to Vitol for feedstock purchases that are offset against amounts receivable from Vitol for product sales with the balance being net settled. Harvest is in a net payable position with Vitol at September 30, 2008 and accordingly the outstanding balance is included in current trade accounts payable in the liability liquidity table below.

Harvest’s policy is to manage its credit risk by dealing with only financially sound customers, based on an evaluation of the customer’s financial condition. At September 30, 2008, Harvest had an accounts receivable balance with one customer of $24.0 million resulting from the sale of refined product, representing approximately 22% of total downstream accounts receivable. This customer is an integrated multinational oil and gas company with an AA public credit rating.

Our maximum exposure to credit risk relating to the above classes of financial assets at September 30, 2008 is the carrying value of accounts receivable. The table below provides an analysis of our current financial assets and the age of our past due but not impaired financial assets by type of credit risk.

	Current AR		Overdue AR
		≤ 30 days	> 30 days, ≤ 60 days	> 60 days, ≤ 90 days	> 90 days

Upstream Accounts Receivable	$148,955	$2,077	$969	$1,191	$21,495
Risk Management Contract Counterparties	937	-	-	-	-
Downstream Accounts Receivable	107,716	4,928	1,189	428	3,285

Total	$257,608	$7,005	$2,158	$1,619	$24,780

(ii.)	Liquidity Risk

Harvest is exposed to liquidity risk due to our borrowings under our credit facilities and 7 7/8% Senior Notes with repayment requirements. This risk is mitigated by managing the maturity dates on our obligations, complying with covenants and managing our cash flow by entering into price risk management contracts. Additionally, when we enter into price risk management contracts we select counterparties that are also lenders in our syndicated credit facility, using the security provided in our credit agreement to extend to our risk management contracts eliminating the requirement for margin calls and the pledging of collateral.

The following table provides an analysis of our financial liability maturities based on the remaining terms of our liabilities as at September 30, 2008 and includes the related interest charges:

	≤1 year	>1 year ≤3 years	>4 years ≤5 years	>5 years	Total

Trade accounts payable	$308,831	$-	$-	$-	$308,831
Distributions payable	46,352	-	-	-	46,352
Settlements of risk management contracts(1)	147,516	-	-	-	147,516
Bank loan and interest	13,052	1,268,771	-	-	1,281,823
Convertible debentures interest(2)	16,427	130,402	123,563	71,899	342,291
7 7/8% Senior Notes and interest	5,266	41,903	282,524	-	329,693
Pension contributions	286	3,631	5,301	21,285	30,503
Asset retirement obligations	17,856	17,350	27,437	966,525	1,029,168

Total	$555,586	$1,462,057	$438,825	$1,059,709	$3,516,177

(1) This value is determined using the relevant forward prices as of September 30, 2008. Additionally, only those contracts that are currently in a deficiency position are presented herein and the offsetting effect of contracts that are in an asset position is not reflected.

(2) Convertible debentures are typically converted into Trust Units prior to maturity or are redeemed for Trust Units at maturity by Harvest; therefore, only the interest portion is represented in the table above.

(iii.)	Market Risks and Sensitivity Analysis

Harvest is exposed to three types of market risks: interest rate risk, foreign currency exchange rate risk and commodity price risk. How these risks arise, how they are managed and how Harvest’s net income and other comprehensive income could be affected by changes in the underlying risk variables are presented below.

We have performed sensitivity analysis on the three types of risks identified, assuming that the volatility of the risks over the next quarter will be similar to that experienced in the past year. Harvest has determined that a reasonably possible price or rate variance over the next reporting period for a given risk variable can be estimated by calculating two standard deviations for each three month period in the last year for the relevant daily price/rate settings and using an average of the standard deviation as a reasonable estimate of the expected variance. This variance is then applied to the relevant period end rate or price to determine a reasonable percentage increase and decrease in the risk variable which can then be applied to the outstanding risk exposure at period end. Using 12 months of data, we factor in the seasonality of our business and the price volatility therein. At this time, we have not adjusted the data for any unusual or extreme situations but should one arise, the data would be adjusted accordingly.

Interest rate risk

Harvest is exposed to interest rate risk on its bank borrowings as interest rates are determined in relation to floating market rates plus an incremental charge based on secured debt to EBITDA. Harvest’s convertible debentures and 7 7/8% Senior Notes have fixed interest rates and therefore do not have any additional interest rate risk. Harvest manages its interest rate risk by targeting appropriate levels of debt relative to its expected cash flow from operations.

During the three and nine month periods ended September 30, 2008, interest charges on bank loans aggregated to $12.5 million and $41.0 million, reflecting effective interest rates of 3.92% and 4.21% respectively.

At September 30, 2008, if interest rates had decreased by 10% with all other variables held constant, after-tax net income for the period would have been $9.0 million higher, as a result of lower interest expense on variable rate borrowings. If interest rates had increased by 10%, with all other variables held constant, the after-tax net income would have been $9.0 million higher. This unexpected increase in net income results from the Prime lending rate remaining constant over the quarter resulting in a forward interest rate that is less than Harvest’s effective interest rate throughout the period.

Foreign currency exchange rate risk

Harvest is exposed to the risk of changes in the U.S. dollar exchange rate on its U.S. dollar denominated revenues as well as Canadian dollar revenues that are based on a U.S. dollar commodity price. In addition, Harvest’s 7 7/8% Senior Notes are denominated in U.S. dollars (U.S.$250 million) and interest on these notes is payable semi-annually in U.S. dollars and accordingly the principal and any interest payable at the balance sheet date are also subject to currency exchange rate risk. Harvest is also exposed to currency exchange rate risk on its net investment in a self sustaining subsidiary that uses a U.S. dollar functional currency. Harvest manages these exchange rate risks by occasionally entering into fixed rate currency exchange contracts on future U.S. dollar payments and U.S. dollar sales.

At September 30, 2008, if the U.S. dollar strengthened or weakened by 5% relative to the Canadian dollar, the impact on net income and other comprehensive income due to the translation of monetary financial instruments would be as follows:

	Impact on
	Net Income	Other Comprehensive Income

U.S. Dollar Exchange Rate - 5% increase	$(13,484)	$(24,122)
U.S. Dollar Exchange Rate - 5% decrease	$13,484	$24,122

As mentioned above, Harvest’s wholly owned subsidiary North Atlantic Refining LP operates with a U.S. dollar functional currency which gives rise to currency exchange rate risk on North Atlantic’s Canadian dollar denominated monetary assets and liabilities, such as Canadian dollar bank accounts and accounts receivable and payable, as follows:

	Impact on
	Net Income	Other Comprehensive Income

Canadian Dollar Exchange Rate - 5% increase	$(11,708)	$635
Canadian Dollar Exchange Rate - 5% decrease	$11,708	$(635)

Commodity Price Risk

Harvest uses price risk management contracts to manage a portion of its crude oil, natural gas and refined product sales price exposure and power costs. As many of these contracts are denominated in U.S. dollars, we also enter into fixed rate currency exchange contracts. These contracts are recorded on the balance sheet at their fair value as of the balance sheet date, with changes from the prior period’s fair value recorded in net income for the period. These fair values are generally determined as the difference between the stated fixed price of the contract and an expected future price of the underlying asset. Variances in expected future prices expose us to commodity price risk as changes will result in a gain or loss that we will realize on settlement of these contracts. This risk is mitigated by continuously monitoring the effectiveness of these contracts.

If the following changes in expected forward prices were applied to the fair value of risk management contracts in place at September 30, 2008, net income would be impacted as follows:

	Impact on NI
Contract	% Change	Due to % increase	Due to % decrease

Heating Oil NYMEX	15%	$(64,426)	$64,426
Heating Oil NYMEX - Crack	30%	(3,906)	3,906
RBOB Gasoline NYMEX – Crack	150%	(2,132)	2,132
#6 (1%) HFO Platts	15%	(29,011)	29,004
#6 (1%) HFO Platts – Crack	25%	909	(909)
West Texas Intermediate	15%	(8,853)	7,607
Alberta Power Pool	50%	3,155	(3,155)
Currency Forwards	5%	(1,593)	219

Total		$(105,857)	$103,230

(b)     Fair Values

At September 30, 2008, the net fair value deficiency reflected on the balance sheet for all the risk management contracts outstanding at that date was approximately $156.4 million ($149.7 million – December 31, 2007), which was included in the balance sheet as follows: fair value of risk management contracts (current assets) $6.7 million, fair value deficiency of risk management contracts (current liabilities) $163.1 million.

The following is a summary of Harvest’s risk management contracts outstanding, along with their fair value at September 30, 2008:

Quantity	Type of Contract	Term	Average Price	Fair value

Crude Oil Price Risk Management
6,000 bbl/d	WTI 3-way contract	Oct. 08 – Dec. 08	US$62.00 - $87.53 ($72.00)(a)	$(11,802)
75 bbl/d	WTI Swap	Oct. 08 – Dec. 08	Cdn$95.01	(114)

				$(11,916)

Refined Product Price Risk Management
10,000 bbl/d	NYMEX heating oil 3-way contract	Oct. 08 – Dec. 08	US$60.90 - $93.31 ($81.06)(b)(h)	$(29,077)
6,000 bbl/d	Platt’s fuel oil 3-way contract	Oct. 08 – Dec. 08	US$43.00 - $63.21 ($51.67)(c)	(11,227)
2,000 bbl/d	NYMEX heating oil collar	Oct. 08 – Dec. 08	US$79.80 - $91.35(d)(h)	(6,166)
2,000 bbl/d	Platt’s fuel oil collar	Oct. 08 – Dec. 08	US$51.00 - $58.68(e)	(4,664)
12,000 bbl/d	NYMEX heating oil 3-way contract	Jan. 09 – Jun. 09	US$72.59 - $98.73 ($86.52)(f)(h)	(65,009)
8,000 bbl/d	Platt’s fuel oil 3-way contract	Jan. 09 – Jun. 09	US$49.75 - $65.89 ($57.38)(g)	(29,980)

				$(146,123)

Natural Gas Price Risk Management
276 GJ/d	Fixed price – natural gas contract	Oct. 08 – Dec. 08	Cdn$4.16(i)	$(94)
500 GJ/d	AECO natural gas 3-way contract	Oct. 08 – Dec. 08	Cdn$7.51	48

				$(46)

Electricity Price Risk Management
35 MWh	Electricity price swap contracts	Oct. 08 – Dec. 08	Cdn $56.69	$1,929

Refined Product Crack Spread Risk Management
2,000 bbl/d	Platt’s fuel oil crack swap	Oct. 08 – Dec. 08	US($16.50)	$388
6,000 bbl/d	NYMEX heating oil crack swap	Oct. 08 – Dec. 08	US$14.63	(4,424)
6,000 bbl/d	NYMEX RBOB crack swap	Oct. 08 – Dec. 08	US$10.00	4,358

				$322

Foreign Currency Exchange Rate Risk Management
$10,000,000/month	U.S./Cdn dollar collar	Oct. 08 – Dec. 08	1.000 Cdn/US- 1.055 Cdn/US(j)	(566)

Total net fair value deficiency of risk management contracts				$(156,400)

(a)

If the market price is below $62.00, price received is market price plus $10.00; if the market price is between $62.00 and $72.00, the price received is $72.00; if the market price is between $72.00 and the ceiling of $87.53, the price received is market price; if the market price is over the ceiling of $87.53, price received is $87.53.

(b)

If the market price is below $60.90, price received is market price plus $20.16; if the market price is between $60.90 and $81.06, the price received is $81.06; if the market price is between $81.06 and the ceiling of $93.31, the price received is market price; if the market price is over the ceiling of $93.31, price received is $93.31.

(c)

If the market price is below $43.00, price received is market price plus $8.67; if the market price is between $43.00 and $51.67, the price received is $51.67; if the market price is between $51.67 and the ceiling of $63.21, the price received is market price; if the market price is over the ceiling of $63.21, price received is $63.21.

(d)

If the market price is below $79.80, price received is $79.80; if the market price is between $79.80 and $91.35, the price received is market price; if the market price is over the ceiling of $91.35, price received is $91.35.

(e)

If the market price is below $51.00, price received is $51.00; if the market price is between $51.00 and the ceiling of $58.68, the price received is market price; if the market price is over the ceiling of $58.68, price received is $58.68.

(f)

If the market price is below the floor price of $72.59, price received is market price plus $13.93; if the market price is between the floor price of $72.59 and $86.52, the price received is $86.52; if the market price is between $86.52 and the ceiling of $98.73, the price received is market price; if the market price is over the ceiling of $98.73, price received is $98.73.

(g)

If the market price is below the floor of $49.75, price received is market price plus $7.63; if the market price is between the floor price of $49.75 and $57.38, the price received is $57.38; if the market price is between $57.38 and the ceiling of $65.89, the price received is market price; if the market price is over the ceiling of $65.89, price received is $65.89.

(h)	Heating oil contracts are contracted in U.S. dollars per U.S. gallon and are presented in this table in U.S. dollars per barrel for comparative purposes (1 barrel equals 42 U.S. gallons).

(i)	This contract contains an annual escalation factor such that the fixed price is adjusted each year.

(j)

If the market price is below $1.000, price received is $1.000; if the market price is between $1.000 and the ceiling of $1.055, the price received is market price; if the market price is over the ceiling of $1.055, price received is the stated ceiling price.

For the three and nine months ended September 30, 2008, the total unrealized gain/loss recognized in the consolidated statement of income and comprehensive income was a gain of $359.7 million and a loss of $6.3 million respectively (a loss of $21.9 million and a loss of $25.0 million – three and nine months ended September 30, 2007), which represents the change in fair value of financial assets and liabilities classified as held for trading. The realized gains and losses on all risk management contracts are included in the period in which they are incurred.

15.	Segment Information

Harvest operates in Canada and has two reportable operating segments, Upstream and Downstream. Harvest’s upstream operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids, while its downstream operations include the purchase of crude oil, the refining of crude oil, the sale of the refined products including a network of retail operations and the supply of refined products to commercial and wholesale customers.

	Downstream(1) Three months ended Sept 30,		Upstream(1) Three months ended Sept 30,		Total Three months ended Sept 30,
	2008	2007	2008	2007	2008	2007

Results of Continuing Operations
Revenue(2)	$1,214,898	$789,612	$455,565	$298,708	$1,670,463	$1,088,320
Royalties	-	-	(73,268)	(56,806)	(73,268)	(56,806)
Less:
Purchased products for resale and processing	1,099,963	747,010	-	-	1,099,963	747,010
Operating	58,326	53,737	73,314	80,189	131,640	133,926
Transportation and marketing	8,560	10,673	3,855	3,412	12,415	14,085
General and administrative	345	522	2,148	4,159	2,493	4,681
Depletion, depreciation, amortization and accretion	17,195	17,280	107,600	113,116	124,795	130,396

	$30,509	$(39,610)	$195,380	$41,026	$225,889	$1,416

Realized net losses on risk management contracts					(94,498)	(1,793)
Unrealized net (losses) gains on risk management contracts					359,654	(21,935)
Interest and other financing charges on short term debt, net					(32)	(606)
Interest and other financing charges on long term debt					(38,063)	(35,764)
Foreign exchange gain (loss)					(7,662)	16,102
Large corporations tax and other tax					25	39
Future income tax recovery (expense)					(149,525)	54,352

Net income					$295,788	$11,811

Total Assets(3)	$1,670,107	$1,499,663	$3,982,397	$4,085,988	$5,659,227	$5,585,651

Capital Expenditures
Development and other activity	$17,199	$12,468	$69,098	$73,323	$86,297	$85,791
Business acquisitions	-	-	36,756	140,518	36,756	140,518
Property acquisitions (dispositions), net	-	-	95,374	(1,140)	95,374	(1,140)

Total expenditures	$17,199	$12,468	$201,228	$212,701	$218,427	$225,169

Property, plant and equipment
Cost	$1,282,947	$1,146,661	$4,573,654	$4,230,426	$5,856,601	$5,377,087
Less: Accumulated depletion and depreciation	(125,674)	(57,535)	(1,457,849)	(1,032,039)	(1,583,523)	(1,089,574)

Net book value	$1,157,273	$1,089,126	$3,115,805	$3,198,387	$4,273,078	$4,287,513

Goodwill
Beginning of period	$181,025	$191,916	$676,795	$656,248	$857,820	$848,164
Addition (reduction) to goodwill	7,900	(12,717)	817	20,546	8,717	7,829

End of period	$188,925	$179,199	$677,612	$676,794	$866,537	$855,993

(1)	Accounting policies for segments are the same as those described in the Significant Accounting Policies

(2)

Of the total downstream revenue above, two customers represent sales of $769.9 million and $193.1 million, respectively (three months ended September 30, 2007 – one customer represented $632.3 million). No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(3)	Total Assets on a consolidated basis as at September 30, 2008 includes $6.7 million (September 30, 2007 - $22.2 million) relating to the fair value of risk management contracts.

(4)	There is no intersegment activity.

	Downstream(1) Nine months ended Sept 30,		Upstream(1) Nine months ended Sept 30,		Total Nine months ended Sept 30,
	2008	2007	2008	2007	2008	2007

Results of Continuing Operations
Revenue(2)	$3,504,443	$2,474,044	$1,304,664	$876,435	$4,809,107	$3,350,479
Royalties	-	-	(212,482)	(160,003)	(212,482)	(160,003)
Less:
Purchased products for resale and processing	3,220,513	2,087,948	-	-	3,220,513	2,087,948
Operating	182,864	148,019	218,729	224,818	401,593	372,837
Transportation and marketing	26,558	27,075	10,232	9,599	36,790	36,674
General and administrative	1,514	1,224	26,766	30,324	28,280	31,548
Depletion, depreciation, amortization and accretion	50,438	54,854	329,396	338,965	379,834	393,819

	$22,556	$154,924	$507,059	$112,726	$529,615	$267,650

Realized net losses on risk management contracts					(225,216)	(8,916)
Unrealized net (losses) gains on risk management contracts					(6,331)	(25,042)
Interest and other financing charges on short term debt, net					(233)	(4,986)
Interest and other financing charges on long term debt					(109,113)	(115,840)
Foreign exchange gain (loss)					(22,372)	98,460
Large corporations tax and other tax					(471)	(85)
Future income tax recovery (expense)					(32,500)	(123,332)

Net income					$133,379	$87,909

Total Assets(3)	$1,670,107	$1,499,663	$3,982,397	$4,085,988	$5,659,227	$5,585,651

Capital Expenditures
Development and other activity	$31,845	$27,222	$188,337	$270,031	$220,182	$297,253
Business acquisitions	-	-	36,756	170,782	36,756	170,782
Property acquisitions (dispositions), net	-	-	90,825	(22,252)	90,825	(22,252)

Total expenditures	$31,845	$27,222	$315,918	$418,561	$347,763	$445,783

Property, plant and equipment
Cost	$1,282,947	$1,146,661	$4,573,654	$4,230,426	$5,856,601	$5,377,087
Less: Accumulated depletion and depreciation	(125,674)	(57,535)	(1,457,849)	(1,032,039)	(1,583,523)	(1,089,574)

Net book value	$1,157,273	$1,089,126	$3,115,805	$3,198,387	$4,273,078	$4,287,513

Goodwill
Beginning of period	$175,983	$209,930	$676,795	$656,248	$852,778	$866,178
Addition (reduction) to goodwill	12,942	(30,731)	817	20,546	13,759	(10,185)

End of period	$188,925	$179,199	$677,612	$676,794	$866,537	$855,993

(1)	Accounting policies for segments are the same as those described in the Significant Accounting Policies

(2)

Of the total downstream revenue above, two customers represent sales of $2,397.0 million and $487.2 million, respectively (nine months ended September 30, 2007 – one customer represented $2,106.8 million). No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(3)	Total Assets on a consolidated basis as at September 30, 2008 includes $6.7 million (September 30, 2007 - $22.2 million) relating to the fair value of risk management contracts.

(4)	There is no intersegment activity.

16.	Commitments, Contingencies and Guarantees

From time to time, Harvest is involved in litigation or has claims brought against it in the normal course of business operations. In the normal course of operations, management may also enter into certain types of contracts that require Harvest to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements. The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated. Management does not believe payments, if any, related to such contracts would have a material effect on Harvest’s reported financial position or results from operations.

The following are the significant commitments and contingencies at September 30, 2008:

(a)

North Atlantic has a Supply and Offtake Agreement with Vitol Refining S.A. This agreement provides that the ownership of substantially all crude oil feedstock and refined product inventory at the refinery be retained by Vitol Refining S.A. and that for a minimum period of up to two years commencing October 19, 2006, Vitol Refining S.A. will be granted the right and obligation to provide crude oil feedstock for delivery to the refinery, as well as the right and obligation to purchase substantially all refined products produced by the refinery. As such, at September 30, 2008, North Atlantic had commitments totaling approximately $859.9 million ($600.3 million – September 30, 2007) in respect of future crude oil feedstock purchases and related transportation from Vitol Refining S.A.

The following is a summary of Harvest’s contractual obligations and commitments as at September 30, 2008:

	Payments Due by Period

	2008	2009	2010	2011	2012	Thereafter	Total

Debt repayments(1)	$-	$-	$1,199,773	$266,050	$-	$-	$1,465,823
Capital commitments(2)	28,019	6,920	-	-	-	-	34,939
Operating leases(3)	1,861	6,779	5,966	5,206	1,865	248	21,925
Pension contributions(4)	286	1,583	2,048	2,454	2,847	21,285	30,503
Transportation agreements(5)	749	2,318	1,500	714	475	47	5,803
Feedstock commitments(6)	859,853	-	-	-	-	-	859,853

Contractual obligations	$890,768	$17,600	$1,209,287	$274,424	$5,187	$21,580	$2,418,846

(1)	Assumes that the outstanding convertible debentures either convert at the holders’ option for Units or are redeemed for Units at Harvest’s option.

(2)	Relating to drilling contracts, AFE commitments, equipment rental contracts and environmental capital projects.

(3)	Relating to building and automobile leases.

(4)	Relating to expected contributions for employee benefit plans [see Note 13].

(5)	Relating to oil and natural gas pipeline transportation agreements.

(6)	Relating to crude oil feedstock purchases and related transportation costs [see Note 16 (a) above].

17.	Subsequent Events

Subsequent to September 30, 2008, Harvest declared a distribution of $0.30 per unit for Unitholders of record on November 24, 2008, December 31, 2008, January 23, 2009, and February 24, 2009.

Between October 1, 2008 and November 7, 2008, an additional $202.7 million was committed to the purchase of feedstock inventory under the Supply and Offtake Agreement held with Vitol Refining S.A. [see table in Note 16].

On October 20, 2008, Harvest announced that the Toronto Stock Exchange (“TSX”) has accepted Harvest’s Notice of Intention to commence a Normal Course Issuer Bid (the “Bid”) to purchase trust and convertible debenture units for cancellation, from time to time, as Harvest considers advisable. The maximum number of securities to be purchased pursuant to the Bid represents 10% of the issued and outstanding Securities, which are not held by insiders of the Trust, on October 20, 2008.

18.	Related Party Transactions

During the three and nine month periods ended September 30, 2008, Vitol Refining S.A. purchased $200.2 million and $272.6 million respectively ($128.5 million and $259.7 million of Iraqi crude oil - three and nine month periods ended September 30, 2007) of Iraqi crude oil at fair market value for processing by Harvest, which had been sourced from a private corporation of which a director of Harvest is also a director and holds a minority ownership interest. As at September 30, 2008, $3.4 million related to these transactions are included in accounts payable and accrued liabilities.

At September 30, 2008, there is $218.0 million included in our feedstock purchase commitments with Vitol Refining S.A. in respect of Iraqi crude oil to be purchased from this same private corporation of which a director of Harvest is also a director and holds a minority ownership interest [See Note 16].

19.	Comparatives

Certain comparative figures have been reclassified to conform to the current period’s presentation.